Exhibit 7

Computation of consolidated ratio of earnings to fixed charges

The following table sets out the calculation of the ratios of earnings to fixed charges (unaudited) for the periods indicated. The ratios are calculated based on earnings and charges determined in accordance with A-IFRS.

STATUTORY FIGURES

	(in millions of AUD except ratios)
	30-Sep	30-Sep	30-Sep	30-Sep	30-Sep
	2010	2009	2008	2007	2006

Profit before income tax	8,038	6,096	5,219	5,148	4,547
Add fixed charges	22,470	18,945	21,958	15,849	12,529
Less minority interest in subsidiaries that have not incurred fixed charges	(66)	(71)	(73)	(67)	(54)
Earnings before tax and fixed charges	30,442	24,970	27,104	20,930	17,022

Interest expense	22,309	18,800	21,859	15,762	12,449
Portion of rent estimated to represent interest expense	161	145	99	87	80
Fixed charges	22,470	18,945	21,958	15,849	12,529

Ratio of earnings to fixed charges	1.35	1.32	1.23	1.32	1.36